UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 27, 2025

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: November 27, 2025

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

27 November 2025

Barclays PLC

Transaction in own shares, completion of HY 2025 buy-back
and commencement of Q3 2025 buy-back

Completion of HY 2025 buy-back

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each ("ordinary shares") on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 30 July 2025:

Date of purchase:	26 November 2025
Number of ordinary shares purchased:	539,869
Highest price paid per share:	425.0000p
Lowest price paid per share:	410.0000p
Volume weighted average price paid per share:	414.9236p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,909,748,427 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (13,909,748,427) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/1761J_1-2025-11-26.pdf

The Company announces that, following the purchase of these shares, the share buy-back programme announced on 30 July 2025 has completed. Since the commencement of the buy-back, the Company has repurchased for cancellation 262,093,958 ordinary shares in aggregate at a volume weighted average price of 381.5426 pence per ordinary share for a total consideration of approximately £1 billion.

Commencement of Q3 2025 buy-back

The Company announces that, further to the completion of the share buy-back programme announced on 30 July 2025, the share buy-back programme announced on 23 October 2025 to purchase ordinary shares for up to a maximum consideration of £500m will commence on 27 November 2025. The maximum number of ordinary shares which may be purchased under such buy-back is 1,174,692,434.

- ENDS -

For further information, please contact:

Investor Relations                                                       Media Relations

Marina Shchukina +44 (0) 20 7116 2526                   Tom Hoskin +44 (0) 20 7116 4755

About Barclays

Our vision is to be the UK-centred leader in global finance.  We are a diversified bank with comprehensive UK consumer, corporate and wealth and private banking franchises, a leading investment bank and a strong, specialist US consumer bank.  Through these five divisions, we are working together for a better financial future for our customers, clients and communities.

For further information about Barclays, please visit our website home.barclays.
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